UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25 NOTIFICATION OF REMOVAL FROM LISTING ON THE AMERICAN STOCK EXCHANGE	OMB APPROVAL
OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response .... 1.00

Commission File Number 001-31891

TRANSGLOBE ENERGY CORPORATION
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Suite 2500, 605 - 5th Avenue, S.W., Calgary, Alberta, T2P 3H5 CANADA
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, no par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[   ] 17 CFR 240.12d2-2(a)(1)

[   ] 17 CFR 240.12d2-2(a)(2)

[   ] 17 CFR 240.12d2-2(a)(3)

[   ] 17 CFR 240.12d2-2(a)(4)

[   ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

[x] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, TRANSGLOBE ENERGY CORPORATION certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 17, 2008	By: /s/ Ross Clarkson	President and CEO
Date	Name	Title
Ross G. Clarkson

______________

1 Form 25 and attached Notice will be considered compliance with provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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